BNET MEDIA GROUP, INC.

291 South 200 West

Farmington  UT  84025

(801) 928-8266

October 20, 2014

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington,  DC  20549

RE: Bnet Media Group, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 21, 2014

File No. 333-178000

Dear Ms. Cvrkel:

This letter provides the response of Bnet Media Group, Inc. (the “Company”) to the Commission’s Comment Letter, dated September 25, 2014 (the “Comment Letter). With the filing of this correspondence, the Company has also filed amendment No. 1 (the “Amended Filing”) to its Annual Report on Form 10-K filed March 21, 2014 (the “Original Filing”). We have set forth below, first, the Commission’s comment from the Comment Letter and the Company’s response thereto.

Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise to include a report of the independent registered public accounting firm that covers the period from inception of the development stage on December 29, 2008 through December 31, 2013.

RESPONSE:  Our independent registered public accounting firm has revised its report to cover the period from inception of the development stage on December 29, 2008 through December 31, 2013.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BNET MEDIA GROUP, INC.

By: /s/ R. Nickolas Jones

R. Nickolas Jones

Chief Financial Officer